# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STURM RUGER & CO INC, CIK 0000095029
CUSIP: 864159108
Title of class of securities: Common Stock, $1.00 par value per share
Address of issuer's principal executive offices: 700 S AYERSVILLE ROAD, MAYODAN, North Carolina (NC), 27027
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002086731
Persons authorized to receive notices and communications: Robert Eckert, Beretta Holding S.A., 9 rue Sainte Zithe, Luxembourg, Luxembourg (N4), L-2763, 352 691 325 028

## Reporting persons
- Beretta Holding S.A. (CIK 0002086731): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,587,000; shared voting power 0; sole dispositive power 1,587,000; shared dispositive power 0; aggregate amount beneficially owned 1,587,000 (9.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value per share
Name of issuer: STURM RUGER & CO INC
Address of issuer's principal executive offices: 700 S AYERSVILLE ROAD, MAYODAN, North Carolina (NC), 27027
Comment: This Amendment No. 7 to the Schedule 13D ("Amendment No. 7") is being filed on behalf of the undersigned, Beretta Holding S.A. (the "Reporting Person"), to amend the Schedule 13D filed by the Reporting Person with the SEC on September 22, 2025, the first amendment to the Schedule 13D filed by the Reporting Person with the SEC on October 2, 2025, the second amendment to the Schedule 13D filed by the Reporting Person with the SEC on December 1, 2025, the third amendment to the Schedule 13D filed by the Reporting Person with the SEC on February 26, 2026, the fourth amendment to the Schedule 13D filed by the Reporting Person on March 25, 2026, the fifth amendment to the Schedule 13D filed by the Reporting Person on March 31, 2026 and the sixth amendment to the Schedule 13D filed by the Reporting Person on May 4, 2026 (collectively, as amended, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 7, the information previously reported in the Schedule 13D remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 6 to the Schedule 13D, on May 2, 2026, the Reporting Person entered into a cooperation agreement with the Issuer (the "Agreement"). Pursuant to the Agreement, and upon the terms and subject to the conditions thereof and following the satisfaction of the Regulatory Conditions (as defined in the Agreement), on September 17, 2026, the Reporting Person commenced a tender offer (the "Tender Offer") to purchase up to 2,400,184 shares of the Issuer's issued and outstanding Common Stock, for a cash price per share of $44.80.

If the Tender Offer is fully subscribed, the Reporting Person or its affiliate will purchase 2,400,184 Shares, which would represent approximately 15.02% of the outstanding Shares and would result in the Reporting Person or its affiliate beneficially owning an aggregate of approximately 3,987,184 Shares, which would represent approximately 24.95% of the outstanding Shares.

The Tender Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on October 15, 2026, unless the Tender Offer is extended.

The Tender Offer is not subject to any financing condition and is not conditioned on any minimum number of Shares being tendered. The Tender Offer is subject to the satisfaction of certain customary conditions.

The Reporting Person is seeking to acquire the Shares in the Tender Offer for investment purposes. The Tender Offer is not seeking to acquire control of the Issuer.

The above summary is provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Issuer. The full details of the Tender Offer, including complete instructions on how to tender Shares, will be included in the offer to purchase, the letter of transmittal and other related materials which the Reporting Person will publish, send or give to stockholders of the Issuer, and file such materials with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Issuer, when they become available because they will contain important information, including the terms and conditions of the Tender Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, after they are filed with the SEC at the SEC's website at www.sec.gov.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 15,978,256 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 29, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of the Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The Reporting Person has not effected any transaction with respect to the Issuer's Common Stock during the past 60 days.

## Signatures
- Beretta Holding S.A.: /s/ Robert Eckert, Robert Eckert, General Manager of Beretta Holding S.A. (09/17/2026)